(As filed with the Securities and Exchange Commission on September 12, 2002)

                                                               File No. 70-9681

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post-Effective Amendment No. 5)
                                       on
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  NiSource Inc.

                     Northern Indiana Public Service Company
                 Kokomo Gas and Fuel Company and its subsidiary
        Northern Indiana Fuel and Light Company, Inc. and its subsidiary
                      EnergyUSA, Inc. and its subsidiaries
                    Primary Energy, Inc. and its subsidiaries
                         NiSource Capital Markets, Inc.
                             NiSource Finance Corp.
               NiSource Pipeline Group, Inc. and its subsidiaries
             NiSource Development Company, Inc. and its subsidiaries
                  NI Energy Services, Inc. and its subsidiaries
                       NiSource Corporate Services Company
                       NiSource Energy Technologies, Inc.
                              Columbia Energy Group
                      Columbia Atlantic Trading Corporation
         Columbia Energy Group Capital Corporation and its subsidiaries
                Columbia Pipeline Corporation and its subsidiary
                      Columbia Energy Services Corporation
                         Columbia Remainder Corporation
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272
                              Bay State Gas Company
                            Northern Utilities, Inc.
                               Bay State GPE, Inc.
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039

                 IWC Resources Corporation and its subsidiaries
                               1220 Waterway Blvd.
                           Indianapolis, Indiana 46202

                         Columbia Gas of Kentucky, Inc.
                           Columbia Gas of Ohio, Inc.
                         Columbia Gas of Maryland, Inc.
                       Columbia Gas of Pennsylvania, Inc.
                         Columbia Gas of Virginia, Inc.
                    Columbia Accounts Receivable Corporation
              Columbia Service Partners, Inc. and its subsidiaries
                             200 Civic Center Drive
                              Columbus, Ohio 43215

              Columbia Energy Resources, Inc. and its subsidiaries
                           c/o 900 Pennsylvania Avenue
                         Charleston, West Virginia 25302
                      Columbia Gas Transmission Corporation

                Columbia Transmission Communications Corporation
                            12801 Fair Lakes Parkway
                          Fairfax, Virginia 22030-0146

                       Columbia Gulf Transmission Company
                             2603 Augusta, Suite 125
                              Houston, Texas 77057

            Columbia Network Services Corporation and its subsidiary
                                1600 Dublin Road
                            Columbus, Ohio 43215-1082

                      Columbia Insurance Corporation, Ltd.
                              20 Parliament Street
                                 P.O. Box HM 649
                             Hamilton HM CX, Bermuda

(Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                                  NISOURCE INC.

(Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------
    Jeffrey W. Grossman,                    Paul J. Newman,
    Vice President and Controller           Vice President - Corporate Tax
    NiSource Inc.                           NiSource Corporate Services Company
    801 East 86th Avenue                    801 East 86th Avenue
    Merrillville, Indiana 46410-6272        Merrillville, Indiana 46410-6272

                   (Names and addresses of agents for service)
            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

       Peter V. Fazio, Jr., Esq.                    William T. Baker, Jr., Esq.
       Schiff Hardin & Waite                        Thelen Reid & Priest LLP
       6600 Sears Tower                             40 West 57th Street
       Chicago, Illinois  60606-6473                New York, New York  10019

         Post-Effective Amendment No. 4 in this proceeding, which was filed on January 14, 2002, is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

         1.1 Background. By order dated November 1, 2000 in this proceeding (the "Financing Order"), the Commission authorized NiSource Inc. ("NiSource"), a registered holding company, and its subsidiaries to engage in a program of external financing and intrasystem financing, and other related transactions, for the period through December 31, 2003 ("Authorization Period").(1) NiSource became a registered holding company on November 1, 2000, following its acquisition of Columbia Energy Group ("Columbia"), which is also a registered holding company. NiSource owns, directly or indirectly, all of the issued and outstanding common stock of Northern Indiana Public Service Company, Kokomo Gas and Fuel Company, Northern Indiana Fuel and Light Company, Inc., Bay State Gas Company , and Northern Utilities, Inc., which were the pre-merger public-utility subsidiaries of NiSource; and indirectly through Columbia, all of the issued and outstanding common stock of Columbia Gas of Kentucky, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc. and Columbia Gas of Virginia, Inc. (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries distribute gas at retail in portions of Indiana, Ohio, Virginia, Maryland, Kentucky, Pennsylvania, Massachusetts, New Hampshire and Maine. Northern Indiana Public Service Company also generates, transmits and sells electricity in a portion of Indiana.

         NiSource also holds directly or indirectly numerous non-utility subsidiaries and investments. Its principal non-utility subsidiaries are:
NiSource Corporate Services Company, a subsidiary service company; EnergyUSA, Inc., which serves as the holding company for subsidiaries that are engaged in energy marketing and in providing energy management services; Primary Energy, Inc., which develops and invests in cogeneration and other large industrial energy facilities; IWC Resources Corporation, which was previously the holding company for several water distribution companies;(2) NiSource Pipeline Group, Inc., which is a holding company for certain of NiSource's interstate pipeline companies; NiSource Development Company, Inc., which holds investments in various businesses, primarily in real estate, that are intended to complement NiSource's energy businesses; Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company, which are interstate pipeline companies; and Columbia Energy Resources, Inc, which, through subsidiaries, explores for, develops, gathers and produces natural gas and oil in the United States and Canada. A more complete description of NiSource and its subsidiaries is contained in the


---------------
(1) NiSource Inc., et al., Holding Co. Act Release No. 27265. By supplemental order, the Commission approved an increase in short-term borrowings by NiSource. Holding Co. Act Release No. 27361 (Mar. 21, 2001).
(2) The principal operating assets of IWC Resources Corporation and its subsidiaries were recently sold in accordance with the Commission's divestiture order under Section 11(b)(1) of the Act.

Commission's order, dated October 30, 2000, approving NiSource's acquisition of Columbia.(3)

         1.2 Acquisition Debt Issued in Merger. NiSource organized NiSource Finance Corp. ("NiSource Finance") to facilitate financing the cash portion of the consideration paid to Columbia's shareholders in the merger. At the closing of the merger, NiSource Finance issued $4,144,501,483 of commercial paper, back-stopped by a 364-day revolving credit facility, to finance the cash portion of the merger consideration and other related costs of the transaction. Subsequently, between November 14, 2000 and April 6, 2001, NiSource Finance issued and sold a total of $2.95 billion of senior unsecured notes with varying maturities between April 15, 2003 and November 15, 2010. On November 27, 2000, NiSource issued 11.5 million shares of common stock and used the net proceeds thereof ($280.9 million) to reduce the outstanding amount of commercial paper issued by NiSource Finance. NiSource Finance's commercial paper and senior unsecured notes are guaranteed by NiSource.(4)

         In addition, in connection with the merger, NiSource also issued to Columbia's shareholders equity-linked securities called "SAILS" that consist of a zero-coupon debenture coupled with a forward equity contract requiring the holder to purchase common stock of NiSource on the fourth anniversary of the closing of the merger. The aggregate face amount of the debentures embedded in the SAILS was approximately $114.4 million at the time of issuance. Under the Internal Revenue Code, the difference between the face amount of the debenture at maturity ($2.60 per unit) and the fair market value of the debenture on the date of issuance is treated as original issue discount ("OID"). The OID is reported as taxable income by the holders of the SAILS and as a deductible interest expense by NiSource on a yield-to-maturity basis during the four-year period that the SAILS are outstanding.

         Filed herewith as Exhibit L is a table identifying each component of the Acquisition Debt in 2001 and the interest expense incurred on each component.

         The term "Acquisition Debt," as used herein, includes the senior unsecured notes issued by NiSource, as described above, the debentures embedded in the SAILS, and that portion (approximately $913.6 million at December 31, 2001) of the commercial paper issued at closing that was not subsequently retired or refinanced with the proceeds of common stock and senior unsecured notes. The term also includes indebtedness that may be incurred by NiSource or NiSource Finance during the Authorization Period for the purpose of refinancing any of the foregoing indebtedness. The remaining amount of outstanding floating rate Acquisition Debt has been further reduced since December 31, 2001 through the application of the net cash proceeds of the sale of the assets or securities of certain non-utility subsidiaries of NiSource, including, principally, the assets of IWC Resources Corporation and its subsidiaries, which were sold on

----------------
(3)   NiSource Inc., et al., Holding Co. Act Release No. 27263.
(4) NiSource's commercial paper is rated A-2 by Standard and Poor's ("S&P") and P-3 by Moody's Investor Services ("Moody's"). Its long-term unsecured debt is rated BBB by S&P and Baa3 by Moody's.

April 30, 2002. At June 30, 2002, the floating rate portion of the Acquisition Debt was $515.6 million.

         As shown on Exhibit L, the interest expense on the Acquisition Debt in 2001 was $253.8 million. NiSource estimates that the annual interest expense on the Acquisition Debt in 2002 and subsequent years, assuming no further reductions in the amount outstanding and no change in short-term interest rates, will be approximately $248 million. Because NiSource and its consolidated subsidiaries will file a consolidated income tax return, the interest expense on the Acquisition Debt will offset the group's consolidated taxable income and therefore reduce the overall tax liability of the group. By applying a hypothetical 35% tax rate to the consolidated taxable income of the group, the interest expense on the Acquisition Debt in 2001 will reduce the group's tax liability by about $88.8 million. However, as discussed below, unless the relief requested in this Post-Effective Amendment is granted, NiSource would not be able to retain, or share in, the tax benefit (i.e., the reduction in the group's income tax liability) that is associated with the interest it pays on the Acquisition Debt. Rather, under Rule 45(c), the benefit of the interest expense would have to be allocated to other members of the group with a positive allocation of tax (primarily the Utility Subsidiaries and the large pipeline subsidiaries).

         1.3 Proposed Tax Allocation Agreement. The applicants request that the Commission authorize NiSource and its subsidiaries to enter into the Tax Allocation Agreement that is filed herewith as Exhibit B-4 (Revised). Under the proposed Tax Allocation Agreement, the consolidated tax would be allocated among the members of the group in proportion to the separate return tax of each member, provided that the tax apportioned to any subsidiary company of NiSource will not exceed the "separate return tax" of such subsidiary.(5) This is the method of allocation permitted under Rule 45(c)(2)(ii).

         The agreement further provides that NiSource will retain the benefit (in the form of the reduction in consolidated tax) that is attributable to the interest expense on the Acquisition Debt, rather than reallocate that tax savings to its subsidiary companies. In this respect, the proposed Tax Allocation Agreement does not comply with all of the requirements of Rule 45(c). The proposed Tax Allocation Agreement will therefore have the effect of assigning the tax benefit associated with the interest expense on the Acquisition Debt to the entity that is legally obligated for its payment - NiSource, as guarantor of the Acquisition Debt. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of NiSource's subsidiaries will not exceed the "separate return tax" of such subsidiary (the "separate return limitation"). Thus, the proposed Tax Allocation Agreement will not have the effect of shifting a larger portion of the group's tax liability to any member of the group than such company would otherwise pay on a separate return basis. Exhibit K-1 illustrates the difference between the

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(5)   Under Rule 45(c), the "separate return tax" is defined to mean "the tax on the corporate taxable income of an associate company computed as though such company were not a member of a consolidated group."

Rule 45(c) method and the proposed method in the amounts of tax that would be allocated to the members of the NiSource group.(6)

         The applicants will file a new application/declaration in order to extend the period in which they may allocate consolidated income taxes in accordance with the Tax Allocation Agreement past December 31, 2003. Such application/declaration will include, among other things, information on the actual and pro forma effect of the proposed tax allocation method on the capitalization and cash flow of the members of the NiSource group for the period covered by any such requested extension.

         A legal analysis of the Tax Allocation Agreement, in light of the policies and purposes of Sections 12 and 13 of the Act and Rule 45 is contained in Item 3, below.

         1.4 Supplement to Form U5S. NiSource will file, as an exhibit to its Annual Report on Form U5S, beginning with its Annual Report for 2002, a table in the form of Exhibit L hereto that identifies each component of the Acquisition Debt, the associated interest expense, and the amounts and dates of any prepayments or retirements in the outstanding balance thereof. Further, NiSource will file, by an amendment to its Annual Report on Form U5S within 30 days of the date on which it files its consolidated tax return, a spreadsheet that shows the actual allocation of income taxes to each of the members of the consolidated group and that portion of tax (or negative tax) that is attributable to the interest expense on the Acquisition Debt.

ITEM 2.  FEES, COMMISSION AND EXPENSE.

         The fees, commissions and expenses paid or incurred or to be incurred in connection with this Post-Effective Amendment are estimated at not more than $15,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

         3.1 General Overview. Provisions in a tax allocation agreement between a registered holding company and its subsidiaries are subject to Section 12(b) of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of the Rule 45(c). However, if a tax allocation agreement does not comply in all

-----------------
(6) When Exhibit K-1 was prepared and filed in this proceeding, it was assumed that annual interest expense on the Acquisition Debt would be about $280 million. In fact, as stated, interest expense on the Acquisition Debt in 2001 was $253.8 million, and is estimated at approximately $248 million in 2002 and later years, assuming no change in interest rates and no further principal repayments.

respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).(7)

         As previously indicated, Rule 45(c)(2) provides that the consolidated tax may be apportioned among the members of the group in proportion to the corporate taxable income of each member or the separate return tax of each member, but, in either case, the amount of the tax apportioned to any subsidiary company may not exceed the "separate return tax" of such subsidiary. Thus, the central feature of Rule 45(c)(2) is that the amount of the consolidated tax of the group that is apportioned to any subsidiary company cannot exceed the amount of tax that such subsidiary would have paid computed as though it were not a member of a consolidated group.

         Rule 45(c)(4) provides that an allocation agreement may exclude associate companies not having positive corporate taxable income or positive separate return tax for the year being allocated (i.e., loss companies) from a current allocation of the benefit of their losses or tax credits, provided that the agreement shall preserve to each subsidiary company so excluded the benefits associated with such losses and credits for use in future years. Alternatively, under Rule 45(c)(5), the so-called "current payment" method, a tax allocation agreement may require that the members of the group with a positive allocation pay the amount so allocated and that members of the group with a negative allocation receive current payment of their corporate tax credits. Specifically, Rule 45(c)(5) provides that:

         The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added).

         Thus, under Rule 45(c)(5), only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system, as well as all "subsidiary companies"), are entitled to be paid for any negative allocation (i.e., losses or credits). The proposed Tax Allocation Agreement adopts the "current payment" method, but provides for NiSource to retain the tax savings attributable to the interest expense on the Acquisition Debt. The mechanism by which this is achieved is to first include (rather than exclude) NiSource among the members of the consolidated group that are entitled to receive payments (i.e., negative allocations of tax) for their losses, but then limit that amount to the portion of NiSource's loss that is attributable to the interest expense on the Acquisition Debt.

------------------
(7) See The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000) ("National Grid"); and Progress Energy, Inc., et al., Holding Co. Act Release No. 27522 (Apr. 18, 2002).

         In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies," on the one hand, and "subsidiary companies," on the other, represented a policy decision to limit the holding company from sharing in the consolidated return savings. The Commission noted, in its release proposing Rule 45(c), that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act."8 It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied.9 In this matter, where NiSource is seeking only to retain the tax benefit attributable to the interest expense on the Acquisition Debt, for which no other company in the NiSource system has any liability, the proposed arrangement will not give rise to the types of problems that the Act was intended to address.

         Under Rule 45(c)(5), the tax benefit associated with the losses of a holding company may in effect be reallocated to its subsidiary companies, thereby reducing the allocated share of the consolidated tax liability that those subsidiaries would otherwise have if their tax were determined on a separate return basis. In the typical case, this reallocation of the holding company's share of the tax savings would not produce a significant windfall for its subsidiaries, because holding company expenses tend to be relatively small, consisting mainly of allocated corporate overheads and salaries. The largest item of holding company expense - interest on the debt that it incurs in order to supply capital to its subsidiaries - is typically offset by the interest income it receives from subsidiaries under the terms of mirror-image downstream loans.10

         In the instant case, however, the Acquisition Debt was not incurred to fund investments in NiSource's subsidiaries, but instead to acquire the equity of Columbia. The Acquisition Debt represents indebtedness that is guaranteed by NiSource. Importantly, NiSource could not, without the approval of the commissions having jurisdiction over rates of the Utility Subsidiaries, recover in rates of the Utility Subsidiaries any costs, including the interest on the Acquisition Debt, associated with the merger. Moreover, the Acquisition Debt is and will remain unsecured. Thus, the lenders will not have any call on the assets of NiSource's subsidiaries or any security interest in the common stock of the subsidiaries that is held by NiSource.

         Although NiSource's subsidiaries do not have any legal obligation for the Acquisition Debt, NiSource's ability to pay interest on the Acquisition Debt, as well as to pay common dividends, is largely dependent upon its receipt


-----------------
(8) See Holding Co. Act Release No. 21767 (Oct. 29, 1980), citing Senate Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482.
(9)   See National Grid, supra n. 7.
(10) See Rule 52, which allows a holding company to charge its effective cost of money on downstream loans to subsidiaries.

of dividends from subsidiaries (primarily the Utility Subsidiaries and certain pipeline subsidiaries). Currently, NiSource is not projecting any change in the dividend policy of the Utility Subsidiaries. As shown in Exhibit K-2, the projected net cash flow (i.e., cash flow available after operating and investing activities) of Columbia and of NiSource's pre-merger Utility Subsidiaries will remain sufficient to enable such companies to service their own debt and pay dividends. Further, the capital structure of Columbia and of NiSource's pre-merger Utility Subsidiaries does not change materially. In any event, the projected dividends will be paid from current and retained earnings of the Utility Subsidiaries, as allowed by Rule 46.

         Finally, because the amount of tax allocated to the Utility Subsidiaries will remain subject to the separate return limitation, the Tax Allocation Agreement will have no impact on the rates or revenue requirements of the Utility Subsidiaries. A basic premise of regulation followed by all of the state commissions that regulate the Utility Subsidiaries is that utility operations should not subsidize other operations nor should they be subsidized by other operations. Income taxes are, therefore, calculated on a standalone basis for jurisdictional ratemaking.

         3.2 The Proposed Tax Allocation Method Does Not Circumvent the Policies and Purposes of the Act. The proposed Tax Allocation Agreement is consistent with the policies and purposes of Section 12 of the Act. That section does not prohibit a registered holding company from retaining the benefit of the tax attributes that it generates or require it to reallocate those tax attributes to its subsidiaries. Section 12 merely prohibits upstream loans or extensions of credit to a registered holding company,11 and requires approval, by rule or by order, for any loan by a holding company, or any subsidiary thereof, to a subsidiary company.12

         Moreover, the policy underlying Rule 45(c)(5), as articulated by the Commission in its release proposing Rule 45(c), appears to have little or nothing to do with the circumstances presented in this case. As indicated, in its proposing release (supra n. 7), the Commission noted that the "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits" was among the abuses that led to the passage of the Act. The Commission then explained:

         The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or contract, so as to transform them into corporate

------------------
(11) Section 12(a) of the Act provides that "[i]t shall be unlawful for any registered holding company, by use of the mails or any means of instrumentality of interstate commerce, or otherwise, directly or indirectly, to borrow, or to receive any extension of credit or indemnity, from any public-utility company in the same holding-company system or from any subsidiary company of such holding company . . .."
(12) See Section 12(b), quoted above, pursuant to which the Commission has promulgated Rule 45(a).

         deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem incongruous with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses.(13)

         As this passage seems to suggest, the prohibition in Rule 45(c) on a registered holding company sharing in the consolidated tax savings appears to have been founded chiefly on Section 13(a) of the Act, which prohibits a registered holding company from entering into or performing any agreement for the sale of goods or provision of services or construction for a charge to any subsidiary company. In this case, however, NiSource is not seeking to recover its own corporate costs from its subsidiaries, "in the guise of a tax allocation," by transforming them into deductible expenses of its subsidiaries. Moreover, the subsidiaries will not be reimbursing NiSource for the interest expense on the Acquisition Debt through the tax allocation mechanism. Instead, the "benefit" obtained by NiSource under the Tax Allocation Agreement is attributable entirely to the lower income tax liability of the consolidated group that is attributable to the interest expense on the Acquisition Debt.

         In fact, the policies and purposes of Section 13(a), which was intended only to prohibit holding companies from "exacting tribute" from subsidiaries through excessive and often illusory service charges for management services, have no bearing on how NiSource and its subsidiaries choose to allocate the tax savings associated with NiSource's interest expense. The interest on the Acquisition Debt represents a true cost of capital that NiSource has incurred for a purposes unrelated to the operations of its subsidiaries. It is important to consider that, if NiSource were to incur interest on debt the proceeds of which were used to fund loans to its subsidiaries, the Act and the Commission's rules would allow NiSource to recover its cost of funds through interest charges to its subsidiaries, and the policies and purposes of Section 13(a) would not come into play. Where, as in this case, NiSource's subsidiaries have not assumed any legal obligation for the Acquisition Debt, it would not be detrimental to the subsidiaries or to consumers if NiSource were to retain the benefit associated with its interest expense. Moreover, if NiSource were to reallocate the tax savings attributable to the interest expense on the Acquisition Debt to those members of the group with a positive allocation, as dictated by Rule 45(c)(5), the net effect would be the same as if NiSource made a capital contribution to those subsidiaries.

         In National Grid, the Commission authorized National Grid Group and its subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. With one exception, the circumstances in that case are identical to those presented

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(13) As the Commission explained in its release proposing Rule 45(c), Rule 45(b)
(6) had been interpreted to require the sharing of tax savings and liabilities exclusively among the members of the group with actual separate return tax liability or positive income. Thus, all loss companies, including but not limited to the parent holding company, were excluded from sharing in consolidated tax benefits under Rule 45(b)(6).

here. In National Grid, a U.S. sub-holding company of National Grid Group incurred approximately $3.2 billion of bank debt in order to finance the acquisition of New England Electric System ("NEES").(14) National Grid Group explained that, without the requested relief, it would suffer an increased U.K. tax liability. This was because, under U.K. tax law, there is not a system of consolidated tax groups similar to that under U.S law. The applicant further explained that, under U.K. law, a loss member of a corporate group may "surrender" the loss to another member and thereby reduce the receiving company's taxable profits. National Grid Group stated that payment for the loss was necessary for two reasons; first, because under U.K. law, an agreement requiring an uncompensated surrender of tax benefits could possibly be voided under creditor protection laws, and second, to assure that National Grid Group would receive appropriate tax credits under U.K. tax laws for the U.S. taxes paid by the U.S. sub-holding company.

         In approving the proposed tax allocation agreement, the Commission observed:

         It does not appear that approval of the Tax Allocation Agreement would lead to the abuses that section 12 is intended to prevent, and therefore approval will not be detrimental to the NEES Group and its consumers. The `separate return' limitation will assure that the NEES' Utility Subsidiaries tax liability will not be higher than it otherwise would have been. In addition, the Financing Applicants note that the conditions applicable to our authorization with respect to dividend payments will provide additional protections. Consequently, the Tax Allocation Agreement does not provide a means for a foreign parent holding company to `milk' the U.S. - organized companies.

         In addition, because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's financial position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the Tax Allocation Agreement. (footnote omitted).

         NiSource's current circumstances do not involve any interplay between foreign and U.S. tax laws, and approval or disapproval of the proposed Tax Allocation Agreement will not have any effect on the overall amount of consolidated income tax that NiSource will pay. Nevertheless, it is clear that the Commission's approval of the tax allocation agreement in National Grid was based almost entirely upon its determination that the agreement would not lead to the abuses that Section 12 was intended to prevent; that the NEES utility subsidiaries allocated share of the consolidated tax would be no higher than it would otherwise be on a separate return basis; that the U.S. subsidiaries had no obligation on the merger-related debt; and that the merger-related debt did not affect the NEES subsidiaries' financial position or credit. The fact that the

-----------------
(14) The acquisition debt was initially borrowed by National Grid Group, the top registered holding company, and then loaned on mirror-image terms to the U.S. sub-holding company, as a result of which National Grid Group's interest expense and interest income canceled each other out.

proposed tax allocation agreement would reduce National Grid Group's overall U.S. and U.K. tax liability and enable National Grid Group to avoid other potential legal problems under U.K. law (associated with "surrendering" of tax attributes by any subsidiary) appears to have been a subordinate consideration.

         In all other respects, NiSource's circumstances are the same as those presented in National Grid. The proposed Tax Allocation Agreement will not lead to the kinds of abuses Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring NiSource's expenses to its subsidiaries. NiSource's subsidiaries' allocated share of the consolidated return liability will be no greater than it would be if calculated on a separate return basis, as required by Rule 45(c). NiSource's subsidiaries are not obligated, directly or indirectly, on the Acquisition Debt, and the Tax Allocation Agreement will not have the effect of shifting NiSource's interest expense to its subsidiaries. Finally, the Acquisition Debt has not affected the Utility Subsidiaries' financial position, as evidenced by their projected capitalization ratios and cash flow.

         3.3 Compliance with Rule and 54. The proposed transaction is also subject to Rule 54. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are "exempt wholesale generators" ("EWGs") or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. The standards of Rules 53 and 54 are met.

         Rule 53(a)(1): NiSource's "aggregate investment" in EWGs is approximately $320.2 million, or 38.3% of NiSource's "consolidated retained earnings" for the four quarters ended June 30, 2002 (approximately $835.1 million). NiSource does not hold any investment in a FUCO.

         Rule 53(a)(2): NiSource will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. NiSource will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

         Rule 53(a)(3): No more than 2% of the employees of NiSource's domestic utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

         Rule 53(a)(4): NiSource will submit a copy of each Application/Declaration that relates to investments in EWGs or FUCOs and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of NiSource' Form U5S, to each of the public


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

service commissions having jurisdiction over the retail rates of NiSource's domestic utility subsidiaries.

         In addition, the applicants state that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.  REGULATORY APPROVAL.

         The proposed Tax Allocation Agreement is subject to approval by the public utilities commissions of Maine, Pennsylvania and Virginia, as follows:

         Maine: The Maine Public Utilities Commission ("MPUC") has jurisdiction pursuant to Title 35-A MRSA ss.707(3) and c. 820, ss.4 of the MPUC's rules over transactions between a public utility and any affiliate that involve any credit, loans or financial or other service provided to or by such public utility. A copy of the application filed by Northern Utilities, Inc. ("Northern Utilities") with the MPUC for approval of the Tax Allocation Agreement is filed herewith as Exhibit D-1 and the order of the MPUC is filed herewith as Exhibit D-2.

         Pennsylvania: Under 66 Pa.C.S.A. ss.2202, which relates to contracts and other arrangements between public utilities and their affiliates, approval of the Pennsylvania Public Utility Commission ("PPUC") is required in order for Columbia Gas of Pennsylvania, Inc. ("Columbia Pennsylvania") to become a party to the Tax Allocation Agreement. A copy of the application filed by Columbia Pennsylvania with the PPUC for approval of the Tax Allocation Agreement is filed herewith as Exhibit D-3 and the order of the PPUC is filed herewith as Exhibit D-4.

         Virginia. Under Chapters 3 and 4 of Title 56 of the Code of Virginia, which relate to financing by public service companies and contracts and other arrangements between those companies and their affiliates, the approval of the State Corporation Commission of Virginia ("VSCC") is required in order for Columbia Gas of Virginia, Inc. ("Columbia Virginia") to become a party to the Tax Allocation Agreement. A copy of the application filed by Columbia Virginia with the VSCC for approval of the Tax Allocation Agreement is filed herewith as Exhibit D-5 and the order of the VSCC is filed herewith as Exhibit D-6.

         In addition to the foregoing approvals, Northern Utilities must file a copy of the Tax Allocation Agreement with the New Hampshire Public Utilities Commission, for notice purposes, within 10 days after the date on which it is executed, and Bay State Gas Company must file a copy of the Tax Allocation Agreement, for notice purposes, with the Massachusetts Department of Telecommunications and Energy. Either commission could, sua sponte, institute a proceeding and hold hearings on the Tax Allocation Agreement. However, neither commission has taken any such action.

         Except as stated above, no other state commission, and no federal commission, other than this Commission, has jurisdiction over the Tax Allocation Agreement.

ITEM 5.  PROCEDURE.

         The applicants request that the Commission's supplemental order releasing jurisdiction be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the order is to become effective. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

         A.  EXHIBITS.

               B-4 Form of Tax Allocation Agreement (Revised) (Filed herewith).

               D-1 Application to Maine Public Utilities Commission. (Filed herewith).

               D-2 Order of Maine Public Utilities Commission. (Filed herewith).

               D-3 Application to Pennsylvania Public Utility Commission. (Filed herewith).

               D-4 Order of Pennsylvania Public Utility Commission. (Filed herewith).

               D-5 Application to Virginia State Corporation Commission. (Filed herewith).

               D-6 Order of Virginia State Corporation Commission. (Filed herewith).

               K-1 Comparison of Allocation of Federal Income Tax Liability under Proposed Tax Allocation Agreement and Rule 45(c). (Previously filed).

               K-2 Historical and Pro Forma Capitalization and Cash Flow Statements of NiSource (on both consolidated and non-consolidated basis), Columbia and consolidated subsidiaries, and pre-merger NiSource Utility Subsidiaries for the period 1998 - 2003.
                      (Previously filed confidentially pursuant to Rule
                      104).

               L Table Identifying Components of Acquisition Debt and Associated Interest Expense. (Filed herewith).

         B.  FINANCIAL STATEMENTS.

                      (No additional Financial Statements filed with the Post-
                       Effective Amendment)

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                  NISOURCE INC.

                                  NORTHERN INDIANA PUBLIC SERVICE COMPANY
                                  ENERGYUSA, INC.
                                  NISOURCE CAPITAL MARKETS, INC.
                                  NISOURCE FINANCE CORP.
                                  NISOURCE DEVELOPMENT COMPANY, INC.
                                  NI ENERGY SERVICES, INC.
                                  NISOURCE CORPORATE SERVICES COMPANY
                                  NISOURCE ENERGY TECHNOLOGIES, INC.
                                  KOKOMO GAS AND FUEL COMPANY
                                  NORTHERN INDIANA FUEL AND LIGHT COMPANY, INC. BAY STATE GAS COMPANY
                                  BAY STATE GPE, INC.
                                  NORTHERN UTILITIES, INC.
                                  PRIMARY ENERGY, INC.
                                  NISOURCE PIPELINE GROUP, INC.
                                  IWC RESOURCES CORPORATION
                                  COLUMBIA ENERGY GROUP
                                  COLUMBIA GAS OF KENTUCKY, INC.
                                  COLUMBIA GAS OF OHIO, INC.
                                  COLUMBIA GAS OF MARYLAND, INC.
                                  COLUMBIA GAS OF PENNSYLVANIA, INC.
                                  COLUMBIA GAS OF VIRGINIA, INC.
                                  COLUMBIA SERVICE PARTNERS, INC.
                                  COLUMBIA NETWORK SERVICES CORPORATION
                                  COLUMBIA ATLANTIC TRADING CORPORATION
                                  COLUMBIA ENERGY GROUP CAPITAL CORPORATION
                                  COLUMBIA PIPELINE CORPORATION
                                  COLUMBIA ACCOUNTS RECEIVABLE CORPORATION
                                  COLUMBIA TRANSMISSION COMMUNICATIONS
                                  CORPORATION
                                  COLUMBIA ENERGY RESOURCES, INC.
                                  COLUMBIA INSURANCE CORPORATION, LTD.
                                  COLUMBIA GULF TRANSMISSION COMPANY

                       (signatures continued on next page)

                                  COLUMBIA GAS TRANSMISSION CORPORATION
                                  COLUMBIA ENERGY SERVICES CORPORATION
                                  COLUMBIA REMAINDER CORPORATION

                                  By: /s/Jeffrey W. Grossman
                                      ----------------------------------
                                  Name:  Jeffrey W. Grossman
                                  Title: Vice President

Date:  September 12, 2002



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